EXHIBIT 12.1

Computation of Ratios of Earnings to Fixed Charges

	Years Ended December 31,
	2007		2006		2005		2004		2003

Fixed charges(1):
Interest expense	$847,241		$606,725		$185,935		$79,053		$39,956
Interest capitalized	357		414		932		—		—
Interest portion of rental expense	1,697		1,327		1,244		1,494		843

Total fixed charges	$849,295		$608,466		$188,111		$80,547		$40,799

Earnings:
Net income before noncontrolling interest expenses and income taxes	$268,788		$350,749		$269,072		$205,421		$132,480
Fixed charges	849,295		608,466		188,111		80,547		40,799
Less: Interest capitalized	(357)		(414)		(932)		—		—

Total earnings	$1,117,726		$958,801		$456,251		$285,968		$173,279

Ratio of earnings to fixed charges	1.3	x	1.6	x	2.4	x	3.6	x	4.2	x

(1)	Excludes interest related to the application of FIN 48